EXHIBIT 12.1
Ratio of Earnings to Fixed Charges

(dollars in millions)	Nine
	Months
	Ending	Fiscal Years
	June 30, 2012	2011	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations before income taxes	$626	$1,074	$1,203	$(543)	$154	$410
Add: Fixed charges	205	305	360	388	272	278
Add: Amortization of capitalized interest	3	4	3	4	4	3
Less: Capitalized interest	(8)	(9)	(11)	(3)	(3)	(2)
Total adjusted earnings	826	1,374	1,555	(154)	427	689
Fixed Charges:
Interest	120	191	240	289	212	228
Capitalized interest	8	9	11	3	3	2
Amortization of debt discount expense	29	44	46	38	3	4
Rentals at computed interest factor (1)	48	61	63	58	54	44
Total fixed charges	$205	$305	$360	$388	$272	$278

Ratio of Earnings to Fixed Charges	4.03	4.50	4.32		1.57	2.48
Insufficient Coverage				$542

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.